Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91362

December 6, 2007

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

RE:	Countrywide Financial Corporation
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
File No. 001-12331-01

Dear Mr. West:

This letter is in response to your letter dated September 25, 2007 to Angelo Mozilo in which you requested information on the above-referenced filings of Countrywide Financial Corporation.  We appreciate the extension you granted us in providing this response.

To facilitate your review of our response, we are including your comments in boldface, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Portfolio Lending Activities, page 104

1.               Please provide us with, and revise in future filings to include, an analysis of your loan loss experience.  Refer to paragraphs IV (A) and (B) of Industry Guide 3.

Response

Management began providing analysis of the allowance for loan losses in a manner similar to that set forth in paragraphs IV (A) and (B) of Industry Guide 3 with its June 30, 2007 Quarterly Report on Form 10-Q.  Prior to this time, management viewed the Company’s lending activities to be homogenous and concluded that these disclosures would not be material to financial statement users. On pages 104 and 105 in our September 30, 2007 Form 10-Q, we further enhanced our disclosures to show commercial real estate separately and to add the ending allowance as a percent of loans receivable.  We have shown charge-offs net of recoveries because recoveries are insignificant.  If recoveries become significant, we will adjust the disclosure as appropriate.  We will continue to include this disclosure, shown below as of December 31, 2006, 2005 and 2004, in future filings.

Securities and Exchange Commission

December 6, 2007

                Changes in the allowance for loan losses are as follows:

	Year Ended December 31, 2006
	Banking Operations
	Mortgage Lending	Commercial Real Estate	Warehouse Lending	Mortgage Banking	Total
	(in thousands)
Balance, beginning of period	$102,717	$—	$12,838	$73,646	$189,201
Provision for loan losses	153,964	45	—	79,838	233,847
Net charge-offs	(33,718)	—	—	(123,123)	(156,841)
Reclassifications of allowance for unfunded commitments and other	5,684	—	—	(10,837)	(5,153)
Balance, end of period	$228,647	$45	$12,838	$19,524	$261,054

Ending allowance as a % of loans receivable	0.32%	0.23%	0.40%	4.59%	0.34%

	Year Ended December 31, 2005
	Banking Operations
	Mortgage Lending	Commercial Real Estate	Warehouse Lending	Mortgage Banking	Total
	(in thousands)
Balance, beginning of period	$48,972	$—	$7,758	$68,316	$125,046
Provision for loan losses	81,644	—	5,080	28,961	115,685
Net charge-offs	(6,779)	—	—	(18,394)	(25,173)
Reclassifications of allowance for unfunded commitments and other	(21,120)	—	—	(5,237)	(26,357)
Balance, end of period	$102,717	$—	$12,838	$73,646	$189,201

Ending allowance as a % of loans receivable	0.16%	N/A	0.33%	21.88%	0.27%

	Year Ended December 31, 2004
	Banking Operations
	Mortgage Lending	Commercial Real Estate	Warehouse Lending	Mortgage Banking	Total
	(in thousands)
Balance, beginning of period	$12,279	$—	$9,370	$56,800	$78,449
Provision for loan losses	37,438	—	(1,612)	35,949	71,775
Net charge-offs	(745)	—	—	(24,433)	(25,178)
Balance, end of period	$48,972	$—	$7,758	$68,316	$125,046

Ending allowance as a % of loans receivable	0.14%	N/A	0.21%	22.26%	0.32%

2.               In light of your substantial investment in pay-option ARM loans, which give borrowers the option to make monthly payments that are less than the interest actually owed on the loan, please tell us, and disclose in future filings, the following:

•                  Describe your policy for placing loans on non-accrual status when the loan terms allow for minimum monthly payment less than interest accrued on the loan, and the impact of this policy on the nonperforming loan statistics disclosed;

Response

As discussed in Note 2 — Summary of Significant Accounting Policies on page F-13 of our 2006 Form 10-K, loans are placed on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest.

Securities and Exchange Commission

December 6, 2007

Countrywide’s policy for placing loans on nonaccrual status does not distinguish among loan types.  Management believes the current disclosure related to our nonaccrual policy is appropriate and does not require revision in future filings.  However, as noted in the response to comment 12, the Company’s process for determining its allowance for loan losses takes into account the prospects for increased loss exposure due to capitalization of additional interest.

•                  Describe your policy for recording deferred interest income from pay-option ARM loans (i.e., negative amortization) in your statement of cash flows;

Response

At the loan level, the Company captures the portion of the interest payment that is deferred and accumulates the total amount of deferrals during the reporting period to arrive at the amount reflected in cash flow from operations under the caption “interest capitalized on loans.”  Management believes this practice does not require any additional disclosure in future filings.

•                  Disclose the approximate percentage of pay-option ARM customers that select the minimum payment option instead of choosing a payment option that includes full payment of interest expense or payment of interest and principal;

•                  Discuss any changes in the percentage of borrowers who have chosen a minimum payment option during the period instead of choosing a payment option that includes full payment of interest expense or payment of interest and principal, if this trend is considered significant;

Response

In 2005, approximately 46% of payments on pay-option ARMS were less than the full interest payment (i.e., caused negative amortization).  In 2006, the percentage was 69%.  This increase was a result of, among other things, more use of pay-option ARMS as an “affordability” product by borrowers in markets where housing prices were experiencing substantial increases and is consistent with the fact that borrowers who have selected a pay-option product have committed to a higher rate of interest for the ability to make less than a full payment of principal and interest.

Beginning with our September 30, 2007 Form 10-Q on page 100, we have disclosed the percentage of borrowers that elect to make less than the full interest payment and have discussed the trend if significant.

•                  Disclose the approximate amount of pay-option ARM loans that are expected to reset or for which the negative amortization cap will be reached in fiscal years 2007, 2008 and 2009;

Response

Beginning with our September 30, 2007 Form 10-Q on page 101, we have included the disclosure below.  The information below is as of December 31, 2006.

The Company routinely forecasts its exposure to payment recast on negatively amortizing loans. The following assumptions were used as of December 31, 2006:

1)              35% Constant Prepayment Rate;

2)              Use of forward interest rate curves to estimate interest rates in future periods; and

3)              Loans that do not pay off completely are assumed to negatively amortize 100% of the time.

Securities and Exchange Commission

December 6, 2007

Using these assumptions as of December 31, 2006, pay-option loans that are expected to reset are shown in the following table:

Twelve months ended December 31,	Projected Balance at Recast or Payoff
(in thousands)
2007	$495
2008	97,379
2009	4,151,213
Thereafter	11,843,234
Loans expected to repay before recast	15,719,317
31,811,638
Loans serviced by others(1)	3,892,759
$35,704,397

(1)             We do not maintain the loan level detail necessary to project payoff dates and balances for loans serviced by others.

This analysis is limited in that it was performed at a particular point in time and is subject to the accuracy of the various assumptions used, including prepayment speeds, interest rates and the percentage of loans that negatively amortize.

•                  Disclose your loss mitigation strategies including, but not limited to, any plans to modify loans, convert adjustable mortgages into fixed rate, defer payments, extend amortization, or extend reset dates; and

•                  Describe how these loss mitigation strategies, if applied, will affect your loan receivable aging and loan performance status.

Response

Our objective in the loss mitigation process is to develop foreclosure prevention options that have the highest probability of successful resolution for the borrower and ultimately the investor.  It is important to note that Countrywide must adhere to investor, guarantor and mortgage insurance guidelines when initiating these options.  Countrywide uses multiple tools to evaluate borrower needs and reconcile them with investor guidelines in order to offer the borrower the most advantageous workout possible.  These options include, but are not limited to:  payment plans, payment forbearance, loan modification, acceptance of deed to the collateral property in lieu of foreclosure and acceptance of the net proceeds from the borrower’s sale of the property (also referred to as a short sale).

Loss mitigation is most effective when we are able to establish early contact with the borrower.  When a loan becomes delinquent, we attempt to communicate with our borrowers through frequent outreach efforts throughout the collection process using tools such as brochures, housing fairs, counseling letters, telephone calls and DVD mailings.  When contact is established, Countrywide obtains information from the borrowers relating to their financial condition and the value of the property securing the loan.  Based on this information, Countrywide assesses the borrower’s short-term ability to reinstate the loan to current status and evaluates the options available based on that assessment.  If that is not possible, we determine what sort of assistance the borrower needs.  This includes understanding their current debt to income ratio, as well as an analysis of the borrower’s future ability to pay. Modification and payment capitalization transactions are focused on borrowers who have demonstrated the capacity and incentive to perform successfully under the new terms of the loan.  Alternative options such as short sales and acceptance of deeds in lieu of foreclosure are considered only after it has been determined that the borrower has no viable ability to remain in the home.

Securities and Exchange Commission

December 6, 2007

The current real estate and credit markets necessitate increased levels of loss mitigation efforts.  Specifically, we continue to increase our staffing of departments dedicated to proactive outreach and home retention counseling efforts.  Further, we have established alliances with national homeowners’ advocacy groups, and have announced a “home preservation program” aimed at up to $16 billion of the loans in our loan servicing portfolio, which includes loans we hold for investment.  The home preservation program is aimed at providing refinancing or loan modification opportunities to borrowers who are facing ARM resets through the end of 2008.  This program is administered by a dedicated team of specialists who proactively reach out to borrowers who are approaching a rate reset to evaluate the borrowers’ circumstances and to assist them in identifying refinancing or other home preservation options.  This outreach program utilizes letter and telephone campaigns, in order to reach all of our borrowers who may need assistance.    Further, special telephone lines have been set up in order to deal with the projected increase in call volume from customers looking for assistance, and the overall process relative to paperwork has been streamlined in order to rapidly close deals with borrowers who are in need of our help.

We limit loan modification and payment capitalization transactions to loans where we are able to obtain adequate information to conclude that the borrower has the capacity and incentive to perform successfully under the new terms of the loan.  Because we limit our modification activities to loans where we have both received and evaluated significant information about the borrower and collateral, and we limit our modification activity to loans that we judge to have a high probability of success, we adjust the loans’ aging to reflect the revised contractual terms, and future delinquency status is based on the revised contractual terms.

We will enhance our discussion of our loss mitigation activities in the Business Section of our 2007 Annual Report on Form 10-K.

3.               We note your disclosure on page 107 that your underwriting standards for pay-option ARM loans conform to those required to make the pay-option ARM loans saleable into the secondary market.  We also note your disclosure on pages 39 and 95 of your June 30, 2007 Form 10-Q that you tightened your underwriting standards in response to the current environment.  Please provide us with a description of, and disclose in future filings, both your previous and tightened underwriting standards on a comparative basis highlighting changes made and the reasons for such changes.

Response

Countrywide modified its underwriting guidelines during the second and third quarters of 2007.  Following are the key changes in underwriting requirements during that period:

	Requirement
Underwriting Criterion	Previous	Revised
Reduced Documentation
Owner-occupied properties:
Combined loan-to value ratio	90%	75% Pay-option ARM; 80% Payment Advantage	(1)
Investor-owned properties	Yes	No

Full Documentation
Investor-owned properties:
Maximum combined loan-to-value	90%	80%
Minimum credit score	660	680

(1)             Payment Advantage loans are similar to pay-option ARM loans; however, they have interest rates that are fixed for an initial period of five years.

Securities and Exchange Commission

December 6, 2007

These underwriting guideline changes were made in response to historical and projected loan performance, and changing secondary market standards.  Countrywide offers over 1,200 loan programs between its mortgage banking and banking operations.  The underwriting standards for these programs are continually reviewed and are adjusted as management or the secondary market determines that risk tolerances require adjustment.  We believe that granular detailing of changes in underwriting criteria for selected subsets of our offerings does not provide Report users with material usable information with which to assess changes in the Company’s risk profile.

However, in our September 30, 2007 Form 10-Q, we added the following disclosure on pages 53 and 100:

The tightening of underwriting and loan program guidelines included reductions in the availability of reduced documentation loans and loans on investor-owned properties and in the maximum loan-to-value or combined loan-to-value ratio.  The impact of these changes was most significant to Nonprime, home equity and non-conforming prime loans.

We will continue to add similar disclosures in future filings when we discuss tightening of underwriting standards.

Consolidated Financial Statements and Schedules

Consolidated Statements of Earnings, page F-4

4.               We note from your disclosures in MD&A that compensation expense and other operating expenses (page 73 and 75, respectively) include a credit (or reduction to expense) for deferral of loan origination costs.  Tell us, and clarify in future filings how your accounting treatment is consistent with SFAS 91.

Response

As discussed in Note 2 — Summary of Significant Accounting Policies on page F-12 of our 2006 Form 10-K, loan origination fees, as well as incremental direct origination costs, are initially recorded as an adjustment of the cost of the loan.  This is consistent with SFAS 91.  The incremental direct origination costs consist primarily of compensation and other operating expenses.  The compensation and other operating expenses included in our Consolidated Statement of Earnings are appropriately shown net of any incremental direct origination costs that have been recorded as an adjustment to the cost of the loans.  However, we believe that our discussion of compensation expenses and other operating expenses in MD&A is more meaningful when we discuss the gross amount of expenses prior to the deferral of the incremental direct origination costs.  Therefore, in MD&A we present gross expenses with reduction to expense for the deferral of loan origination costs.  We believe that our disclosure is appropriate.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies

Credit Quality and Loan Impairment, page F-13

5.               We note your homogeneous loans are evaluated based on the loans’ present collection status (delinquency, foreclosure and bankruptcy status) and that your estimate of the allowance for these loans is developed by estimating the rate of default and the amount of loss in the event of default.  We also noted from your disclosure on page 51 (allowance for loan losses) the likelihood of default is based on analysis of movement of loans from each delinquency category to default.  Tell us how your policy addresses all other homogeneous loans (e.g. loans not currently in

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December 6, 2007

delinquency status, such as, loans that are current or less than 90 days past due).  Please advise and revise future filings, here and in your MD&A (e.g. critical accounting policies), to clarify.

Response

Countrywide’s policy includes all homogenous loans based on their collection status, which includes loans that are paid current.  Delinquency status is commonly understood to include loans that are current.  The sentences in question will be revised in future Annual Reports on Form 10-K to read:

Page F-13: “Homogenous loans, such as mortgage loans and repurchased loans, are evaluated based on the loans’ present collection status - whether the loan is current, delinquent in 30 day increments, (i.e., current, 30, 60, 90)  or in foreclosure or bankruptcy.”

Page 51: “The likelihood of default is based on analysis of movement of loans with the measured attributes from either current or each of the delinquency categories to default over a twelve-month period.”

Note 3 — Loan Sales, page F-20

6.               We note your disclosure surrounding recourse and potential liability under representations and warranties you make to purchasers and insurers of loans.  Please provide us with, and disclose in future filings, the following:

•                  a detailed explanation of the Company’s repurchase obligations in the event terms are changed to help borrowers remain current (i.e., “loan modifications”);

Response

With respect to agency securitizations, each of Fannie Mae, Freddie Mac and Ginnie Mae (each an agency) have unique requirements regarding the modification of mortgage loans and none of the agencies’ programs require Countrywide to repurchase loans modified pursuant to the terms of the respective programs from the related agency or out of any affected pool.

With respect to our sponsored non-agency residential mortgage backed securities (“Private Label MBS”), the Company, as the servicer, is expressly authorized to service and administer the related mortgage loans in accordance with customary and usual standards of practice of prudent mortgage lenders or servicers.  Customary and usual mortgage servicing practices include making loan modifications under appropriate circumstances.  For example, mortgage servicers customarily modify loans where the borrower is in default or where default is reasonably foreseeable and where that modification may result in a greater net recovery than foreclosing on the related mortgage property.

When a loan in our Private Label MBS is modified because it is in default or where default is reasonably foreseeable, we are not required to repurchase it.

For bulk loan sales, provisions vary from investor to investor.  If the investor retains the mortgage loans in portfolio, the investor typically requires that it give its consent or approval for significant loan modifications.  If the investor puts the loan into a non-agency MBS, the MBS documents typically permit modifications in connection with defaulted mortgage loans or loans where default is reasonably foreseeable.  In these cases, we are not required to repurchase the loan.

We will enhance the discussion of our loss mitigation activities in the Business Section of our 2007 Annual Report on Form 10-K.

•                  a summary of the repurchase/buyback provisions in typical sale and pooling and servicing agreements;

Securities and Exchange Commission

December 6, 2007

Response

The following is a summary of typical repurchase and buyback provisions by type of sales transaction:

Agency MBS

Government-sponsored enterprise (Fannie Mae, Freddie Mac and Ginnie Mae, each a “GSE”) MBS programs specify their respective repurchase obligations in their selling and servicing guides and generally require the repurchase of mortgage loans for which the seller has breached representations and warranties similar to those described below in connection with Private Label MBS.  Additionally, GSEs require specific representations related to their respective program guidelines, including, but not limited to, mortgage loan balance limits, credit fee limits, prepayment penalty limits, misrepresentation and property type.

Private Label MBS

The Company is typically required to repurchase or substitute mortgage loans from its Private Label MBS to the extent it has breached representations and warranties that it provided to the MBS trust.  For our Private Label MBS, with respect to the mortgage loans that are conveyed to the MBS trust, Countrywide Home Loans, Inc., as seller, typically represents and warrants, among other things:

•                  that a lender’s policy of title insurance (or in the case of mortgaged properties located in areas where those policies are generally not available, an attorney’s certificate of title) or a commitment to issue the policy was effective on the date of origination of each mortgage loan, other than cooperative loans and certain home equity loans;

•                  that the seller had good title to each mortgage loan and each mortgage loan was subject to no valid offsets, defenses or counterclaims;

•                  that the seller was the sole owner of the mortgage loans free and clear of any pledge, lien, encumbrance or other security interest and had full right and authority, subject to no interest or participation of, or agreement with, any other party, to sell and assign the mortgage loans pursuant to the pooling and servicing agreement;

•                  that each mortgage loan is secured by a valid lien on, or a perfected security interest with respect to, the related mortgaged property (subject only to permissible liens disclosed, if applicable, title insurance exceptions, if applicable, and certain other exceptions) and that, to the seller’s knowledge, the mortgaged property was free of material damage;

•                  that there were no delinquent tax or assessment liens against the mortgaged property;

•                  that no payment of principal and interest on a mortgage loan was delinquent more than the number of days specified in the related prospectus supplement;

•                  that the mortgage loans were not selected in a manner intended to affect the interests of the related securityholders adversely; and

•                  that each mortgage loan at the time it was originated and on the date of transfer by the seller complied in all material respects with all applicable local, state and federal laws.

For our Private Label  MBS, the obligation to repurchase or substitute mortgage loans arises to the extent that the condition causing the breach of a representation or warranty materially and adversely affects the related securityholders and if we do not otherwise cure the condition within a specified time after receiving notice of the breach, typically 90 days.

Securities and Exchange Commission

December 6, 2007

The majority of our Private Label MBS are issued as real estate mortgage investment conduit (“REMICs”).  Internal Revenue Service (“IRS”) regulations govern REMIC activities.  IRS REMIC regulations generally prohibit the servicer from modifying a mortgage loan in the REMIC unless that mortgage loan has suffered a default or where default is reasonably foreseeable.

We may be obligated to repurchase mortgage loans where servicer activities could result in negative REMIC consequences.  An example is described in the following paragraphs.

In order to maintain its relationships with borrowers, the Company includes a provision in its Private Label MBS that gives it the option to enter into note rate modifications and other modifications on mortgage loans that are neither in default nor where default is reasonably foreseeable.  Since such a loan modification could result in negative REMIC consequences (e.g. the imposition of a prohibited transaction tax or the failure of the REMIC to qualify as a REMIC) if the modified mortgage loan remains in the transaction, one of the conditions to exercising this option is the removal of the related mortgage loan from the transaction. This option is a contingent option that can only be exercised in order to modify a mortgage loan at the borrower’s request. The option is not intended to affect modifications that are customarily performed and otherwise permissible under REMIC regulations.

With respect to our Private Label MBS backed by non-prime collateral, the servicer’s exercise of the contingent option to modify non-defaulted mortgage loans or loans where default is reasonably foreseeable on a large-scale basis may negatively affect the performance of the related securities.  In response to this risk, rating agencies require a limitation, typically 5% of the aggregate initial security principal balance, on the mortgage loans for which the servicer may exercise this option.

There may be other provisions that give Countrywide the option (after a contingent event occurs) to purchase certain mortgage loans out of Private Label MBS, but do not require Countrywide to do so.  Examples of these provisions include options to terminate the MBS trust and purchase the remaining trust assets when servicing becomes burdensome (known as “clean-up calls”) and limited options that permit Countrywide to purchase certain delinquent mortgage loans out of the MBS during narrow periods of time at a defined purchase price.

Bulk Loan Sale

In addition to agency and Private Label MBS, we sell mortgage loan packages to individual institutional purchasers.  Specific repurchase obligations generally vary from purchaser to purchaser.  At a minimum, bulk mortgage loan purchasers typically require repurchase obligations related to the seller’s breach of representations and warranties similar to those described above in connection with Private Label MBS.  In the event a purchaser intends to sell the related mortgage loans to a GSE, that purchaser also typically requires representations and warranties required by the respective GSE.

In some instances, we sell mortgage loan packages to individual institutional purchasers that include an early payment default provision.  Under such a provision, the purchasers of loan packages may require that we repurchase mortgage loans that suffer payment delinquencies that occur within a specified period after the transfer of the mortgage loans to the purchaser.  Typically, this period is one month.  In those instances where we agree to provide this protection to an individual purchaser of a loan package, the purchase price reflects the benefit to that purchaser.

The representations and warranties described above are those that are generally provided in the transactions described.  We do, however, agree to make different representations and warranties depending on the nature of the transaction, the requirements of the buyer, current market conditions and credit-rating agency requirements.

Securities and Exchange Commission

December 6, 2007

In order to enhance our disclosures surrounding recourse and potential liability under representations and warranties we make to purchasers and insurance of loans, we have added to our September 30, 2007 Form 10-Q on pages 96 and 97 and will include in future filings a disclosure similar to the following paragraphs:

When we sell a loan, we make various representations and warranties relating to, among other things, the following:

•                  our ownership of the loan

•                  the validity of the lien securing the loan

•                  the absence of delinquent taxes or liens against the property securing the loan

•                  effectiveness of title insurance on the property securing the loan

•                  the process used in selecting the loans for inclusion in a transaction

•                  the loan’s compliance with any applicable loan criteria (e.g. loan balance limits, property type or delinquency status) established by the buyer

•                  the loan’s compliance with applicable local, state and federal laws.

The specific representations and warranties made by us depend on the nature of the transaction and the requirements of the buyer.  Market conditions and credit-rating agency requirements may also impact the extent and effect of our representations and warranties and the other provisions we may agree to in loan sales.  For example, in some transactions, such as sales of nonprime and second-lien loans, we may agree to repurchase a loan if a payment default occurs within specified periods of time (e.g. 30 days) after sale.

In the event of a breach of these representations and warranties, we may be required to either cure the default, substitute new loans for or repurchase the mortgage loans with the identified defects or indemnify the investor or insurer for any losses caused by the default.  In such cases, we bear any subsequent credit loss on the mortgage loans.  Our representations and warranties are generally not subject to stated limits.  However, our contractual liability arises only when the representations and warranties are breached and a material adverse effect is demonstrated.  We attempt to limit our risk of incurring these losses by structuring our operations to ensure consistent production of quality mortgages and servicing those mortgages at levels that meet secondary mortgage market standards.  We make significant investments in personnel and technology to enhance the quality of our mortgage loan production.

•                  a summary of any changes that have been made to the repurchase/buyback provision language in typical sale and pooling and servicing agreements during the periods covered in your December 31, 2006 Form 10-K or any subsequent periods.

Response

For the period covered by Countrywide’s December 31, 2006 Form 10-K and through November 30, 2007, there have been no material changes in Countrywide’s typical sale and pooling and servicing agreements related to the Company’s repurchase/buyback obligations.  If there are significant changes, our future disclosures will be modified as appropriate.

Securities and Exchange Commission

December 6, 2007

Note 16 — Committed Reusable Purchase Facilities, page F-57

7.               We note your disclosure on page 117 that you use these facilities as a cost-effective means to expand and diversify your sources of liquidity.  We also note your disclosure that under some of these financing programs the commercial bank sponsors provide some form of liquidity support and/or credit enhancement as back-up lines of credit.  Please tell us, and disclose in future filings, the liquidity risks (i.e., potential funding of the conduit or burden of losses associated with conduit) if the conduit becomes unable to sell commercial paper or suffers significant losses.

Response

The disclosure on page 117 discusses our access to the asset-backed commercial paper market.  We access this market through the use of our committed reusable purchase facilities that are discussed on page F-57.  This arrangement is accounted for as a sale as discussed in our response to question 8 below.  We also access this market through asset-backed secured commercial paper conduits and a secured revolving line of credit.  These arrangements are treated as financings and are discussed on page F-52.

In the event that a conduit is unable to sell commercial paper, our ability to access this source of financing is hindered in those situations where the commercial bank sponsors have not provided back-up commitments.  If the conduits without back-up commitments were unable to issue commercial paper, the Company would lose access to potential liquidity amounting to $30.7 billion as of December 31, 2006.  In addition, significant deterioration in the performance of the loans transferred to all of the conduits included in our discussion and used to secure the commercial paper would reduce the Company’s ability to utilize the conduits as a source of liquidity as either more loans or cash would be required to secure the commercial paper or the conduits would be unable to issue commercial paper.

In our June 30, 2007 Form 10-Q on page 95, we added disclosure about increased liquidity risk resulting from the unprecedented market conditions.

In the third quarter of 2007 the conduits without back-up commitments were unable to issue commercial paper and the unavailability of these sources of liquidity was disclosed in Note 15 on page 28 of our September 30, 2007 Form 10-Q.

8.               In addition to our comment above, please confirm if true, that you have considered the risks associated with this potential funding obligation in your assessment of whether these conduits should be consolidated pursuant to FIN46R.

Response

All but one of the referenced conduits are consolidated.  As such, loans used to secure the debt continue to be reflected in the Company’s financial statements and secured borrowings are recorded by the Company for the commercial paper that is issued to third parties in exchange for cash.  We believe that the risks associated with those funding obligations have been adequately considered under FIN 46R with respect to those variable interest entities and the determination that the Company is the primary beneficiary.  Furthermore, for accounting purposes, the transfer of loans to those conduits does not qualify as a sale, as the Company has the right to repurchase a certain number of those loans.  Instead, they represent secured borrowings under FASB Statement No. 140 (FAS 140), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

With respect to one arrangement that is accounted for as a sale, participation interests in mortgage loans and/or MBS securities (“assets”) are sold to a group of independently owned and managed conduits that issue commercial paper.  The Company is one of many sellers to those conduits and never sells more than 10 percent of the assets acquired by each conduit.  The Company only has a small variable interest related to certain income from the assets for a short period of time.  Because of the minor nature of that variable interest, the Company is not the primary beneficiary of any of those conduits.  The Company believes that it has adequately considered the risks associated with the inability of those conduits to sell commercial

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paper in its FIN 46R analysis.  In the event that the conduits were not able to sell commercial paper and the commercial bank sponsors were not able to provide the committed back-up financing, the Company would not be required to repurchase assets already transferred to the conduits or to provide other forms of liquidity.  In addition, the Company is under no obligation to sell assets to these conduits.

Note 19 — Fair Value of Financial Instruments, page F-60

9.               We note your disclosure on page F-61 that you determine the fair value of mortgage loans held for sale using quoted market prices for securities backed by similar types of loans and dealer commitments to purchase loans on a servicing-retained basis.  Please address the following for each class of loans (i.e., pay-option ARMs, hybrid ARMs, etc):

•                  tell us if there is an observable market price for these specific securities which would constitute a fair value measurement;

•                  tell us whether you make adjustments to amount at fair value (i.e., adjustments for yield, credit and liquidity differences); and

•                  tell us if you utilized any other qualitative or quantitative measures to serve as a benchmark to compare the fair values derived from these financial models, if applicable.

Response

The following describes the valuation methodology for each class of loans as of December 31, 2006:

Agency Fixed-Rate Loans

Executable prices are obtained for Fannie Mae, Freddie Mac or Government National Mortgage Association (each an agency) MBS securities through Trade Web, an MBS trading service, and serve as the basis for the valuation of agency fixed-rate loans.  The note rate of the loan is adjusted for any required credit enhancement, resulting in an estimated security coupon.  The price for this coupon is interpolated between the next higher and next lower coupon security prices for the estimated settlement date.

Certain agency fixed-rate securities, primarily certain 20-year fixed-rate securities and GNMA II securities, are not quoted on Trade Web.  For these loans, spreads to the prices obtained for more actively traded securities are obtained from broker dealers to adjust the pricing for these loans to reflect collateral differences and market yield requirements, including liquidity.

The valuations are regularly compared to executed trades to assure that the valuations are reflective of actual sale prices.

Agency Pay-Option ARM Loans

Prices received from the most recently executed trade are used to determine the market price for a base trade, considering the trade price and margin over the reference index for the traded loans.  The loan’s price is computed by reference to the base trade and is adjusted up or down based on whether the loan’s margin is greater or less than the margin in the traded pool based on the historical relationship between loan margin and trade price. The evaluation of the individual loan attributes also results in adjustments for credit enhancement costs and prepayment assumptions.

The valuations are regularly compared to executed trades to assure that the valuations are reflective of actual sale prices.

Agency Hybrid and other ARM Loans

Quotes from broker dealers and any current trades are compiled and used as the basis for the valuation.  From this data the implied spread to treasury securities is computed and applied to the estimated cash flow

Securities and Exchange Commission

December 6, 2007

considering each loan’s attributes to determine the effect of varying loan attributes.  The evaluation of the individual loan’s attributes also results in adjustments for credit enhancement costs and prepayment assumptions.

The valuations are regularly compared to executed trades to assure that the valuations are reflective of actual sale prices.

Non-Agency Prime Fixed-Rate Loans

This class of loans includes prime non-conforming fixed-rate loans. Spreads to agency fixed loan pricing  are obtained from broker dealers and recent trades for similar bonds for each tranche of the expected securitization’s capital structure, determined by reference to rating agency tranche sizing requirements.  These spreads are then applied to the expected bond capital structure as adjustments to the agency price to reflect collateral differences and market return requirements resulting from differences in credit enhancement, prepayment and liquidity.  Any I/O and/or P/O securities (typically less than 2% of the total loan value) are valued using proprietary models which utilize market indices and proprietary loss and prepayment models and estimates of required yield based on available trading data.

The valuations are regularly compared to executed trades to assure that the valuations are reflective of actual sale prices.

Non-Agency Pay-Option ARM Loans

This class of loans includes prime non-conforming Pay-Option ARM loans. Spreads to agency Pay-Option ARM pricing are obtained from broker dealers and recent trades for similar bonds for each tranche of the expected securitization’s capital structure, determined by reference to rating agency tranche sizing requirements.  These spreads are then applied to the expected bond capital structure as adjustments to the agency price to reflect collateral differences and market return requirements resulting from differences in the loan margin vs. the traded pool, credit enhancement, prepayment and liquidity.  Any I/O and/or P/O securities (typically less than 2% of the total loan value) are valued using proprietary models which utilize market indices and proprietary loss and prepayment models and estimates of required yield based on available trading data.

The valuations are regularly compared to executed trades to assure that the valuations are reflective of actual sale prices.

Non-Agency Hybrid and other ARM Loans

This class of loans includes prime non-conforming Hybrid and other ARM loans. Spreads to agency Hybrid and other ARM pricing are obtained from broker dealers and recent trades for similar bonds for each tranche of the expected securitization’s capital structure, determined by reference to rating agency tranche sizing requirements.  These spreads are then applied to the expected bond capital structure as adjustments to the agency price to reflect collateral differences and market return requirements resulting from differences in the loan margin vs. the traded pool, credit enhancement, prepayment and liquidity.  Any I/O and/or P/O securities (typically less than 2% of the total loan value) are valued using proprietary models which utilize market indices and proprietary loss and prepayment models and estimates of required yield based on available trading data.

The valuations are regularly compared to executed trades to assure that the valuations are reflective of actual sale prices.

Securities and Exchange Commission

December 6, 2007

Prime Fixed-Rate Second Lien Loans

Asset-backed bond spreads are obtained from broker dealers and recent transactions for comparable loan collateral.  Asset-backed bond sizing is estimated by reference to rating agency models.  Any residual interests (typically less than 2% of the total loan value) are valued using proprietary models which utilize market indices and proprietary loss and prepayment models and estimates of required yield for the residual buyer.

The valuations are regularly compared to executed trades and available whole loan bids to assure that the valuations are reflective of actual sale prices.

Home Equity Lines of Credit

Asset-backed bond spreads are obtained from broker dealers and recent transactions for comparable loan collateral.  Asset-backed bond sizing is estimated by reference to rating agency models.  Any residual interests (typically less than 3% of the total loan value) are valued using proprietary models which utilize market indices and proprietary loss and prepayment models and estimates of required yield for the residual buyer.

The valuations are regularly compared to executed trades and available whole loan bids to assure that the valuations are reflective of actual sale prices.

Non-Prime Fixed-Rate and ARM Loans

Asset-backed bond spreads are obtained from broker dealers and recent transactions for comparable loan collateral.  Asset-backed bond sizing is estimated by reference to rating agency models.  Any residual interests (typically less than 4.5% of the total loan value) are valued using proprietary models which utilize market indices and proprietary loss and prepayment models and estimates of required yield for the residual buyer.

The valuations are regularly compared to executed trades and available whole loan bids to assure that the valuations are reflective of actual sale prices.

Performing Distressed Loans

These loans are loans which are currently performing but which had performance problems in the past.  The mortgages are eligible collateral for certain securitizations, but are typically of poor credit quality. Asset-backed bond spreads are obtained from broker dealers and recent transactions for comparable loan collateral.  Asset-backed bond sizing is estimated by reference to rating agency models.  Any residual interests (typically less than 1% of the total loan value) are valued using proprietary models which utilize market indices and proprietary loss and prepayment models and estimates of required yield for the residual buyer. These loan valuations generally require a higher level of judgment than those described above for which more active markets exist.

The valuations are compared to executed trades and whole loan bids, as available, to assure that the valuations are reflective of actual expected sale prices.

Non-Performing Distressed Loans

These loans are valued based on expected realizable values upon foreclosure.  These valuations are based on broker price opinions on the underlying real estate and an estimate of the expected cost to liquidate the property including timing considerations due to legal requirements for foreclosure, which vary from state to state.

Securities and Exchange Commission

December 6, 2007

Commercial Real Estate Finance Loans

For first-lien loans, securitization bond spreads are obtained from broker dealers and recent transactions for comparable loan collateral.  Bond sizing is estimated by reference to typical collateral in recent CMBS transactions brought to market and rating agency requirements.

For second-lien loans, which are generally sold in the whole loan market, values are determined by triangulating observable prices for similar recent trades.  A spread is applied to these prices by considering underlying loan attributes, credit quality, sponsor quality and market liquidity.

10.         We note your disclosure on page F-61 that you determine the fair value of trading securities, mortgage-backed securities, and collateralized mortgage obligations based on quoted market prices and that when unavailable, fair value is determined based on other relevant factors, including dealer price quotations, prices available for similar instruments, and valuation pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.  Please address the following:

•                  tell us the approximate percentage of trading, mortgage backed securities, and collateralized mortgage obligations for which fair value was determined based on quoted market prices versus other relevant factors and valuation pricing models;

•                  tell us the approximate percentage of securities for which the underlying mortgages are pay-option and hybrid ARMS;

•                  provide a detail of these securities which includes specific identification of the issuer(s), each respective amortized cost basis, unrealized gains(losses), and impairments recognized for each period presented, as applicable;

•                  tell us if there is an observable market price for these specific securities which would constitute a fair value measurement;

•                  tell us the specific financial model(s) you used to determine the fair value of these securities,

•                  tell us each of the specific inputs used by these financial models, how they were obtained or determined, and how you concluded that the fair values derived from these financial models were representative of these securities; and

•                  tell us if you utilized any other qualitative or quantitative measures to serve as a benchmark to compare the fair values derived from these financial models, if applicable.

Response

Trading Securities

•                  Approximately 81% and 73% of the trading securities at December 31, 2006 and 2005, respectively, are valued based on quoted prices.  The remaining securities are predominately valued based on observable data or prices for the same or similar securities.  Less than 1% of the trading securities, primarily residual interests, are valued using valuation models.

•                  Securities for which the underlying mortgages are pay-option and hybrid ARMs represented approximately 1% and 3% of the market value of trading securities at December 31, 2006 and 2005, respectively.

•                  Schedule I attached contains a listing of all trading positions, by issuer, including the carrying value and unrealized gains (losses).  All gains and losses are recorded in current period. Therefore, there is no impairment on trading securities.

•                  For Treasury, agency and agency MBS securities, market prices are observable through direct quoted prices.  In most other cases, marks are typically based on quoted prices for similar securities and/or observable inputs for the same or similar securities.  If there is an actual trade of a specific owned security on a reporting date, that price is used, otherwise trades and other indicative market information for similar securities are used to establish a valuation benchmark.

•                  For residual securities, the Company estimates fair value through the use of discounted cash flow models. The key assumptions used in the valuation of its retained interests include mortgage prepayment speeds, discount rates, and for residual interests containing credit risk, the net lifetime

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December 6, 2007

credit losses. The discounted cash flow models incorporate cash flow and prepayment assumptions based on data drawn from the historical performance of the loans underlying the Company’s retained interests, which management believes is consistent with assumptions other major market participants would use in determining the assets’ fair value.

•                  There are various methodologies used to ensure the accuracy and relevance of prices derived by the cash flow modeling process.  These consist of:

•                  Comparison to market offerings.  If client bid indications are consistently different than the resulting model value, then the mark is adjusted to reflect expected market exit value.

•                  Comparing model forecasts (prepayment/loss/severity) with both:

•                  New data as it becomes available.   Forecast errors are analyzed and the model is re-calibrated if necessary.

•                  Forecasts from competing models.

Again, the model prices are constantly compared to any available market data.  If there is evidence that the market differs from the model in a relevant way, the discount rate (risk adjusted required return) used to generate the value of the residual is changed to reflect the market.

•                  In addition to the above, all trading securities held at the end of each month are subjected to a pricing validation process whereby external pricing sources are used to substantiate/validate trader valuations. The results of this process are reviewed by both the risk management and accounting areas in our Capital Markets Segment and proper approvals are obtained. Further, the valuation models used to value residuals are subjected to periodic and independent model validation review.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

•                  Approximately 20% and 21% of the mortgage backed securities and collateralized mortgage obligations at 12/31/06 and 12/31/05, respectively, are valued based on quoted prices.  The remaining securities are predominately valued using financial models that incorporate relevant market factors.

•                  Securities for which the underlying mortgages are pay-option and hybrid ARMs represented approximately 15% and 14% of the market value of mortgage-backed securities and collateralized mortgage obligations at 12/31/06 and 12/31/05, respectively.

•                  Schedule II attached contains a listing of all mortgage-backed securities and collateralized mortgage obligations, by issuer, including the amortized cost basis, unrealized gains (losses) and impairment recognized for each year presented.

•                  Observable market prices are available for the mortgage backed securities, which are agency issued.  The pricing services used by the Company to value the agency securities use dealer quotations.  They also compare the quotes obtained with other sources of observable market prices.

•                  For the collateralized mortgage obligations which are not traded as actively as agency securities, we obtain prices from third party pricing services which use either proprietary or industry standard models to estimate fair value.

•                  These models use data from various external price information providers to obtain market inputs for their models.  The assumptions used in these models include:

•                  Market data including interest rates, indices, and volatilities

•                  Prepayment estimates

•                  Loss estimates, including default frequency and severity

•                  Discount rates estimated based pricing information on the same or similar assets

•                  The Company periodically benchmarks the valuations provided by the pricing services by obtaining published prices from other pricing services and/or dealer quotes for similar assets to a sample of the portfolio.  The Company also independently estimates a sample of valuations using internal models using readily observable market data to corroborate the values provided by the

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December 6, 2007

vendors.  For benchmarked prices that do not fall within a reasonable tolerance, the Company’s traders investigate the variances with the pricing vendors.

11.         We note your disclosure on page F-19 that you plan to adopt SFAS 157 on January 1, 2008.  Please tell us how you expect your methodology for determining fair value of various financial assets and liabilities to change upon adoption of SFAS 157 compared to your current methodology.  In addition, tell us whether you expect the percentage of assets and liabilities valued using unobservable inputs to increase or decrease upon adoption of SFAS 157 compared to your latest reported period.

Response

Overall, we do not expect significant changes to our fair value measurement methodology as a result of adopting SFAS 157.  Our current valuation methodologies generally comply with many of the requirements of SFAS 157.

Specifically, for debt securities, derivative instruments, residual and other retained interests in securitizations, and mortgage servicing rights, we do not anticipate any significant changes to our basic methodology for measuring fair value as a result of adopting SFAS 157.

With regard to loans classified as held for sale that are recorded at the lower of carrying value or market (LOCOM), we anticipate some refinements to our valuation methodology to comply with the requirements of SFAS 157.  For example, we will need to identify the principal market for each type of loan (if one exists) or the most advantageous market.  We also will need to identify expected transaction costs that must be excluded from the valuation.  However, our current methodology of referring to quoted prices and analyzing the assumptions underlying those prices for recently observed sales of the same type or similar types of loans would remain our basic method of estimating fair value (i.e., a market approach).

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Financial Statements

Notes to Consolidated Financial Statements

Note 9 — Loans Held for Investment, Net, page 14

12.         We note that your allowance for loan losses was 0.33% and 0.27% of your loan held for investment portfolio at December 31, 2006 and 2005, respectively compared to 0.69% at June 30, 2007.  Your disclosure states that this increase reflects higher estimated losses stemming from higher delinquencies combined with higher estimates of defaults and loss severity in acknowledgement of recent trends in delinquencies and foreclosures and that you expect the level of nonperforming assets and credit losses to increase, both in absolute terms and as a percentage of your loan portfolio as current weaknesses in the housing market develop and your portfolio continues to season.  In order to help us better understand your methodology please provide us with the following information:

•                  Describe how your methodology considered the historical loss experience and trends, adjusted for current conditions that are not reflected in the prior experience (e.g., your sub-prime, hybrid and pay-option ARM loans products);

Response

Countrywide’s allowance estimation process is centered on methodologies that were developed using the Company’s extensive loan performance and loss experience as a mortgage loan servicer.  The Company’s process estimates the probability of default of a loan based on individual loan attributes and multiplies that estimate by an estimate of the severity of the loss in the event of default.  Management continually tests the accuracy of its estimates by comparing estimates to actual results

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December 6, 2007

(“back testing”) and adjusts its estimates of expected rates of default for any variances identified in the back testing — thereby adjusting for changes in current conditions from the historical information on which the Company’s processes are based.  In addition, the Company may make qualitative adjustments to the reserves to adjust for current conditions, as discussed below.  Management assesses the reasonableness of the allowance for loan losses by, among other things, comparing key ratios to those of peer enterprises and by comparing the allowance to our level of and trends in charge-offs.

•                  Tell us whether your methodology differs for nontraditional mortgage loans (i.e., sub-prime, hybrid, pay-option ARM and interest only products) compared to traditional mortgage loan products and if so, explain the differences; and

Response

The Company’s approach for “nontraditional” mortgage loans is similar to that for “traditional mortgages, but is adjusted to:

•                  take into account interest added to the loan balance through the measurement date; and

•                  increase loss severities to provide for potential increases in principal balances from the current balance sheet through when the loan defaults.

•                  Tell us whether your methodology has changed during any of the periods presented and if so, describe these changes (e.g., assumptions, factors considered, discount rates, etc.) and the rationale for such changes.

Response

As part of our on-going processes, assumptions are regularly updated to reflect current market conditions.  In addition, we made changes to our methodology outside of the normal process as described below.

In the first quarter of 2006, instead of using 60-day delinquency status as the cutoff between estimating the probability of default over the next twelve months and estimating life loss for a loan (intended to represent losses incurred at the balance sheet date), a 90-day delinquency status was used.  This change was made to apply a consistent view of the reservable event across the organization and to be consistent with industry practice and resulted in a decrease in the allowance for loan losses of approximately $6 million.

In March 2007, Countrywide established a $40 million qualitative reserve with respect to first-lien mortgage loans, fixed-rate second-lien mortgage loans and home equity lines of credit (“HELOC”).  At that time, Countrywide determined that the models used to predict the percentage of these loans that would migrate into 90 day delinquency status (one of the inputs into the calculation of the required allowance for loan losses) were producing results that under-predicted then-current market experience.  The establishment of this qualitative reserve, which accounts for this under-prediction, was made in consultation with the Office of the Comptroller of the Currency, the then-regulator of Countrywide Bank, N.A.  Countrywide is still in the process of redeveloping the models but is continuing to use the qualitative reserve to account for any under-predictions in light of current market conditions.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 6, 2007

We hope our response contained herein adequately addresses your questions.  Please feel free to call me at (818) 225-3000 if you require additional information or clarification.

Sincerely,

Anne D. McCallion

Senior Managing Director

Chief of Financial Operations and Planning

COUNTRYWIDE FINANCIAL CORPORATION
TRADING SECURITIES BY ISSUER	Schedule I
December 31, 2006

Issuer	Amortized Cost	Unrealized G (L)	Fair Value
ANB FINANCIAL NATL ASSOC	$204,413	$0	$204,413
BANC OF AMERICA	10,027,605	(33,974)	9,993,631
BANK ONE NA ILLINOIS	9,900	0	9,900
BEAR STEARNS	6,196,939	(5,787)	6,191,151
CHASE	67,552,537	(734,642)	66,817,895
CITICORP MORTGAGE SECURITIES	9,983,819	(19,589)	9,964,230
CITIGROUP/DEUTSCHE BANK	814,324	(3,453)	810,871
COMMERCIAL MORTGAGE PASS-THROUGH	3,483,730	(10,938)	3,472,793
COUNTRYWIDE	996,367,257	8,909,761	1,005,277,018
CREDIT SUISSE FIRST BOSTON	17,785,873	(7,276)	17,778,597
FEDERAL NATIONAL MORTGAGE ASSOCIATION	10,461,735,794	26,204,601	10,487,940,395
FBR SECURITIZATION TRUST	3,666,938	(59,963)	3,606,975
FEDERAL FARM CREDIT BANK	143,117,826	397,377	143,515,202
FEDERAL HOME LOAN BANK	562,574,065	(127,210)	562,446,855
FIRST HORIZON	15,092,606	(147,111)	14,945,495
FEDERAL HOME LOAN MORTGAGE CORPORATION	5,035,358,531	(19,522,776)	5,015,835,755
GENERAL ELECTRIC CAPITAL COMMERCIAL MORTGAGE	8,843	0	8,843
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION	1,739,101,535	7,129,893	1,746,231,428
GENERAL MOTORS ACCEPTANCE CORPORATION	7,957,609	0	7,957,609
GREENPOINT	8,410,942	(1,305)	8,409,638
GSR MORTGAGE LOAN TRUST	350,327	(7,478)	342,849
IMPAC	7,457,504	(278,873)	7,178,632
INDEPENDENT BK WEST MICHIGAN	895,755	0	895,755
JP MORGAN CHASE	47,639,725	(104,489)	47,535,236
LB-UBS COMMERCIAL MORTGAGE TRUST	75,817,965	(474,431)	75,343,535
LEHMAN	9,565,668	(5,223)	9,560,445
LONG BEACH MORTGAGE LOAN TRUST	14,544,796	0	14,544,796
MASTR ASSET SECURITIZATION TRUST	539,016	(389,339)	149,677
MERRILL LYNCH	53,925,958	(390,888)	53,535,071
MORGAN STANLEY	47,543,452	(217,025)	47,326,427
NOMURA	5,248,485	(394,824)	4,853,661
RESIDENTIAL ASSET SECURITIZATION TRUST	215,796,382	483,903	216,280,286
SECURITIZED ASSET BACKED RECEIVABLES LLC TRUST	3,584,614	(69,149)	3,515,465
STRUCTURED ADJUSTABLE RATE MORTGAGE TRUST	10,685,877	(36,208)	10,649,669
STRUCTURED ASSET SECURITIES CORPORATION	312,626	0	312,626
U.S. GOVERNMENT	1,804,109,297	(2,888,480)	1,801,220,817
WACHOVIA	390,750	76,789	467,539
WASHINGTON MUTUAL	5,496,652	(36,453)	5,460,199
WELLS FARGO	76,409,952	(839,394)	75,570,557
FIRST UNITED BANK AND TRUST	0	(4,450)	0
	21,469,765,887	16,391,599	21,486,161,934
INTEREST RATE DERIVATIVES			15,728,066
EXCHANGE TRADED FUTURES			295,106
GRAND TOTAL	$21,469,765,887	$16,391,599	$21,502,185,106

1

COUNTRYWIDE FINANCIAL CORPORATION
TRADING SECURITIES BY ISSUER	Schedule I
December 31, 2005

Issuer	Amortized Cost	Unrealized G (L)	Fair Value
ARGENT SECURITIES INC.	$5,168,952	$0	$5,168,952
BANC OF AMERICA MORTGAGE SECURITIES	915,357	214,720	1,130,078
BANK ONE NA ILLINOIS	36,960	0	36,960
CARRINGTON MORTGAGE LOAN TRUST	499,844	0	499,844
CENTEX	5,983,125	(7,500)	5,975,625
CHASE	4,020,588	(68,049)	3,952,538
COUNTRYWIDE	1,484,712,875	(35,458,030)	1,449,254,845
CREDIT SUISSE FIRST BOSTON	4,272,389	(56,904)	4,215,485
FEDERAL NATIONAL MORTGAGE ASSOCIATION	5,112,766,323	90,342,295	5,203,108,618
FEDERAL FARM CREDIT BANK	153,042,172	89,498	153,131,670
FEDERAL HOME LOAN BANK	159,584,223	(715,379)	158,868,844
FIRST FRANKLIN MTG LOAN ASSET	3,078,523	(42)	3,078,481
FIRST HORIZON MORTGAGE PASS-THROUGH	21,722,244	(20,367)	21,701,877
FEDERAL HOME LOAN MORTGAGE CORPORATION	2,233,851,037	205,878,241	2,439,729,278
EXCHANGE TRADED FUTURES	180,860	(142,302)	38,558
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION	421,451,785	2,467,200	423,918,986
GSR MORTGAGE LOAN TRUST	1,091,126	(4,633)	1,086,492
IMPAC	45,465,884	(54,831)	45,411,053
MASTR ASSET SECURITIZATION TRUST	557,352	(99,432)	457,920
MORTGAGEIT TRUST	2,703,021	0	2,703,021
NEW CENTURY HOME EQUITY LOAN TRUST	2,507,422	0	2,507,422
NOMURA ASSET ACCEPTANCE CORPORATION	7,064,604	(419,561)	6,645,043
PARK AVENUE BANK/NY	259,301	(341)	258,960
RESIDENTIAL ASSET SECURITIZATION TRUST	0	0	0
SEQUOIA MORTGAGE TRUST	3,456,279	(16,701)	3,439,578
STRUCTURED ASSET SECURITIES CO	3,232,983	(29,745)	3,203,238
U.S. GOVERNMENT	1,039,805,668	(2,056,756)	1,037,748,912
WACHOVIA	0	48,298	48,298
WASHINGTON MUTUAL	1,228,029	(24,932)	1,203,097
WELLS FARGO	4,363,351	(313,302)	4,050,049
Grand Total	$10,723,022,274	$259,551,446	$10,982,573,721

2

COUNTRYWIDE FINANCIAL CORPORATION
MBS & CMO SECURITIES - BY ISSUER	Schedule II
December 31, 2006

Issuer	Amortized Cost	Unrealized G (L)	Fair Value	Impairment
BANC OF AMERICA	$494,924,390	$(8,352,709)	$486,571,681	$0
BEAR STEARNS	894,279,832	(16,313,098)	877,966,733	0
CENDANT MORTGAGE CORPORATION	15,332,840	(297,225)	15,035,615	0
FEDERAL NATIONAL MORTGAGE ASSOCIATION	1,219,264,796	(13,933,760)	1,205,331,037	0
FEDERAL HOME LOAN BANK	1,574,462	(6,872)	1,567,590	0
FEDERAL HOME LOAN MORTGAGE CORPORATION	926,126,878	(12,219,193)	913,907,685	0
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION	20,626,728	(354,444)	20,272,284	0
GSR MORTGAGE LOAN TRUST	58,923,846	(884,301)	58,039,545	0
IMPAC	61,255,260	(1,808,628)	59,446,631	0
JP MORGAN CHASE	94,552,541	(1,634,233)	92,918,308	0
MASTR ASSET SECURITIZATION TRUST	162,982,911	(2,488,019)	160,494,892	0
MORGAN STANLEY	45,373,781	(918,550)	44,455,231	0
PRIME MORTGAGE TRUST	55,647,357	140,827	55,788,184	0
REGAL TRUST IV	7,282,713	(122,397)	7,160,316	0
RESIDENTIAL FUNDING MTG SEC I, INC.	170,470,766	(3,110,556)	167,360,210	0
STRUCTURED ASSET SECURITIES CORPORATION	378,579,522	(7,111,479)	371,468,043	0
WASHINGTON MUTUAL	157,012,236	(2,380,142)	154,632,093	0
WELLS FARGO	283,973,116	(5,265,266)	278,707,849	0
AMERICAN HOME MORTGAGE	820,641,609	(5,529,958)	815,111,652	0
CITIGROUP	58,382,383	(778,674)	57,603,709	0
CREDIT SUISSE	287,189,922	(4,477,445)	282,712,477	0
FIRST HORIZON MORTGAGE	172,970,356	(2,641,513)	170,328,843	0
GENERAL MOTORS ACCEPTANCE CORPORATION	180,338,341	(2,577,367)	177,760,974	0
INDYMAC INDX MORTGAGE LOAN TRUST	8,186,521	90,512	8,277,033	0
RESIDENTIAL ACCREDIT LOANS, INC	222,537,355	(4,061,508)	218,475,847	0
RESIDENTIAL ASSET SECURITIZATION TRUST	312,614,183	(6,223,060)	306,391,123	0
Grand Total	$7,111,044,645	$(103,259,060)	$7,007,785,585	$0

1

COUNTRYWIDE FINANCIAL CORPORATION
MBS & CMO SECURITIES - BY ISSUER	Schedule II
December 31, 2005

Issuer	Amortized Cost	Unrealized G (L)	Fair Value	Impairment
BANC OF AMERICA	$585,476,546	$(11,269,048)	$574,207,498	$0
CENDANT MORTGAGE CORPORATION	16,902,102	(166,134)	16,735,968	0
FEDERAL NATIONAL MORTGAGE ASSOCIATION	1,308,948,435	(16,567,934)	1,292,380,501	0
FEDERAL HOME LOAN BANK	1,873,886	(10,552)	1,863,334	0
FEDERAL HOME LOAN MORTGAGE CORPORATION	515,266,982	(13,645,489)	501,621,493	0
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION	23,691,539	(252,288)	23,439,251	0
GSR MORTGAGE LOAN TRUST	69,602,652	(1,137,746)	68,464,907	0
IMPAC	74,620,765	(2,042,158)	72,578,607	0
MASTR ASSET SECURITIZATION TRUST	195,520,292	(2,874,060)	192,646,232	0
MORGAN STANLEY	52,706,815	(1,232,895)	51,473,919	0
PRIME MORTGAGE TRUST	15,485,508	(138,998)	15,346,510	0
REGAL TRUST IV	8,896,585	(162,803)	8,733,782	0
RESIDENTIAL FUNDING MTG SEC I, INC.	185,292,154	(3,724,225)	181,567,929	0
STRUCTURED ASSET SECURITIES CORPORATION	438,258,932	(7,362,874)	430,896,059	0
WASHINGTON MUTUAL	200,554,414	(3,528,628)	197,025,786	0
FIRST HORIZON MORTGAGE	151,096,284	(3,096,387)	147,999,897	0
JP MORGAN CHASE	104,313,926	(1,768,394)	102,545,533	0
AMERICAN HOME MORTGAGE	427,679,411	(6,147,144)	421,532,267	0
BEAR STEARNS	1,062,651,276	(15,593,889)	1,047,057,387	0
CITIGROUP	40,611,220	(807,410)	39,803,809	0
CREDIT SUISSE	360,925,803	(5,985,096)	354,940,707	0
GENERAL MOTORS ACCEPTANCE CORPORATION	218,161,490	(3,832,258)	214,329,232	0
RESIDENTIAL ACCREDIT LOANS, INC	220,407,164	(4,825,683)	215,581,481	0
RESIDENTIAL ASSET SECURITIZATION TRUST	398,038,568	(7,005,623)	391,032,945	0
WELLS FARGO	308,867,806	(6,152,685)	302,715,121	0
Grand Total	$6,985,850,555	$(119,330,401)	$6,866,520,154	$0

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